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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                          SUN ACQUISITION CORPORATION
                         PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                          Common Stock Par Value $1.00
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                James A. Rosen
                         Penske Truck Leasing Co., L.P.
                      Vice President and General Counsel
                              Route 10, Green Hills
                                  P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6325

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.


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ITEM 12. EXHIBITS

Text of Press Release issued by Penske Truck Leasing Co., L.P. on January 15, 2001.

                              CONTACT:    Louise Moyer
                                          Penske Truck Leasing
                                          (610) 775-6408

                                          Patrick J. Bagley
                                          Rollins Truck Leasing Corp.
                                          (302) 426-3409

              PENSKE TRUCK LEASING TO ACQUIRE ROLLINS TRUCK LEASING

      READING, PA. (JANUARY 15, 2001) - Penske Truck Leasing Co., LP, based in Reading, Pa. has agreed to acquire Rollins Truck Leasing Corp. (NYSE: RLC), based in Wilmington, Del. The acquisition will be made in a cash tender offer of $13 for each outstanding share of Rollins' common stock. The purchase price for the shares is approximately $754 million. The Rollins board of directors has unanimously approved the agreement.

      "We are excited about the tremendous opportunity this purchase creates for both companies," said Roger Penske, chairman, Penske Truck Leasing. "Rollins and Penske Truck Leasing share the same values, commitment to our people and to our customers."

      Rollins Truck Leasing Corp. is a national full-service truck leasing and rental company, which services more than 53,000 vehicles under various lease and maintenance agreements from approximately 270 locations in the U.S. and Canada.

      "Because of our shared values, this represents the next step in our growth and the growth of our finest asset - our people. It is also an excellent deal for all shareholders," said John W. Rollins, Jr., president and CEO, Rollins Truck Leasing Corp.

      Penske Truck Leasing is a global transportation services provider headquartered in Reading, Pa., with annual revenues of approximately $2.7 billion. The company operates more than 152,000 heavy-, medium-, and light-duty trucks and serves customers from approximately 750 locations in the United States, Canada, Mexico, South America and Europe. Product lines include full-service leasing, contract maintenance, commercial and consumer rental, integrated logistics services and supply chain management.

      The acquisition is subject to regulatory approval and customary closing conditions. Penske Truck Leasing expects to begin the tender offer within seven business days and the offer will be held open for a minimum of twenty business days, as required under Securities and Exchange Commission rules.

      This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. The tender offer for the outstanding shares of Rollins common stock described in this announcement has not yet commenced. At the time the offer is commenced, Penske Truck Leasing will file a tender offer statement with the SEC and Rollins will file a solicitation/recommendation statement with respect to the offer. Investors and security holders of Rollins are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release when they become available because they will contain important information about the transaction.

      INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE AND OTHER DOCUMENTS FILED BY ROLLINS AND PENSKE TRUCK LEASING WITH THE SEC AT THE SEC'S WEB SITE AT www.sec.gov. AND FROM ROLLINS AND PENSKE TRUCK LEASING.

      Morgan Stanley Dean Witter advised Rollins in this transaction.

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